Exhibit (h)(5)

EXPENSE LIMITATION AGREEMENT

with respect to

GE EMERGING MARKETS EQUITY FUND

GE HIGH YIELD FUND

June 11, 2008

This Expense Limitation Agreement (this “Agreement”) is by and between GE Asset Management Incorporated (“GEAM”) and GE Funds (the “Trust”), on behalf of the GE Emerging Markets Equity Fund and the GE High Yield Fund (each a “Fund,” collectively, the “Funds”).

RECITALS

(A) The Trust is an open-end investment management company organized under the laws of The Commonwealth of Massachusetts as an unincorporated business trust and registered under the Investment Company Act of 1940, as amended (the “1940 Act”).

(B) The Trust comprises several separate series portfolios, and the Funds are such separate series portfolios of the Trust.

(C) GEAM is a Delaware corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

(D) Pursuant to separate Investment Advisory and Administrative Agreements both dated as of September 15, 2008 between GEAM and the Trust (the “Management Agreements”) on behalf of each Fund, GEAM provides investment advisory and administrative services to the Funds.

(E) GEAM desires to waive certain fees and/or absorb certain expenses of the Funds to maintain expense ratios of the Funds at or below predetermined levels.

(F) The Funds desire to induce GEAM to waive such fees and/or absorb such expenses of the Funds to the extent necessary to maintain Fund expense ratios at or below predetermined levels.

NOW THEREFORE, in consideration of the promises and mutual covenants herein, the parties hereto agree as follows:

1. “Other Expense” Limitation.

(a) If, in any fiscal year, “other expenses” of a Fund exceed applicable expense limitations set forth in Schedule A, the excess expenses shall be borne by GEAM.

For purposes of this Agreement, “other expenses” of a Fund includes fees for shareholder services other than those borne by a Fund (under a shareholder servicing and distribution plan or an advisory and administration agreement adopted by the Funds). Such fees include custodial fees, legal and accounting fees, printing costs and registration fees, the costs of regulatory compliance and membership in the mutual fund industry trade organization, the costs associated with maintaining the Trust’s legal existence and the costs involved in communicating with shareholders of the Funds.

(b) Subject to the limitations outlined below, each Fund shall reimburse GEAM, without interest, for fees waived and/or expenses absorbed by GEAM on or after September 15, 2008, for the purpose of maintaining the Fund’s expense ratio at or below the expense limitation set forth in Schedule A (the “Reimbursement Payments”).

GEAM shall be entitled to Reimbursement Payments from a Fund on the earliest date that any such payments may be made without causing the Fund to exceed its expense limitation but shall have no right to any Reimbursement Payment from a Fund to the extent such payment would cause the Fund to exceed its expense limitation. A Fund’s obligation to make Reimbursement Payments with respect to particular fees waived and/or expenses absorbed shall expire three years from the date the fee or expense would otherwise have been accrued by the Fund.

2. Term and Termination

(a) Term of Agreement. This Agreement will become effective on September 15, 2008 and will continue in effect until the date set forth on Schedule A (“Term”). This Agreement may be extended beyond the Term of this Agreement by the written agreement of the parties.

(b) Termination of Agreement. This Agreement will terminate at the earliest of: (1) the Term of this Agreement, unless extended; (2) upon termination of the respective Management Agreement, or (3) by the Trust, without payment of any penalty, upon sixty (60) days written notice to GEAM.

3. Amendment

This Agreement may be amended only by a written agreement signed by each of the parties hereto.

4. Miscellaneous

(a) Successors. This Agreement shall be binding upon the parties hereto, but not upon their transferees, successors and assigns.

(b) Assignment. Neither party may assign the Agreement, or any of the rights, obligations, or liabilities under the Agreement, without the written consent of the other party.

(c) Intended Beneficiaries. No provision of this Agreement shall be construed to give any person or entity other than the parties hereto any legal or equitable claim, right or remedy. The Agreement is intended for the exclusive benefit of the parties hereto.

(d) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which shall together constitute one and the same instrument.

(e) Applicable Law. This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the state of New York, without reference to the conflict of laws principles thereof.

(f) Severability. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been part of this Agreement.

(g) Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(h) Definitions. Any question of interpretation of any term or provision of this Agreement, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreements or the 1940 Act, shall have the same meaning as and be resolved by reference to the respective Management Agreements or the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

GE FUNDS

By:	/S/ Michael J. Cosgrove
Name:	Michael J. Cosgrove
Title:	Chairman of the Board and President

GE ASSET MANAGEMENT INCORPORATED

By:	/S/ Matthew J. Simpson
Name:	Matthew J. Simpson
Title:	Executive Vice President

Schedule A

Expense Limitation on “Other Expenses”

Fund	Expense Limitation on “Other Expenses” (as a percentage of average daily net assets)	Expiration of Term of Agreement
GE Emerging Markets Equity Fund	0.45%	January 29, 2010

GE High Yield Fund	0.25%	January 29, 2010

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